Filed by Khosla Ventures Acquisition Co II.

Pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

of the Securities Exchange Act of 1934

Subject Company: Khosla Ventures Acquisition Co. II

Commission File No. 001-40246

BNN Bloomberg Interview Transcript – July 7, 2021

>> jon: well in the world of technology building a successful platform is a must and in silicon valley one of those platforms is Nextdoor which is really focused on your local community. more specifically your neighborhood. ways for neighbours to connect and increasingly, for businesses to connect with those neighborhoods. the company is now making its way to the market through one of these much talked about spac ipos. Sara Friar the ceo of next door and she joins us to talk about the plan going forward. sarah always nice to have you with us. thank you for joining us.

>> jon it’s always our pleasure our canadian neighbours are our best neighbours.

>> jon: well, i tell, you might be polite but i was trying to get you on this going public of the evolution towards wall street. how did that come about? what you can tell us about this listing plan.

>> absolutely. so it’s all about are you ready. and if you raise capital are you going to be able to put it to work in a meaningful way that has a really good ROI for all your stakeholders. and so we absolutely felt we were ready. nextdoor is the neighbourhood network as you know. we have had tremendous growth around the globe. canada is our fastest growing market. it’s not even two-years old and what’s amazing to me is that anyone joining the nextdoor platform right now will likely find themselves dropping into a neighbourhood that has been founded that is live and raring to go. i think we have a hundred per cent coverage for example on markets like vancouver and in the high 90s in markets like toronto and calgary. and so because of that we wanted to get ready to invest to grow. this spac allows to us raise gross proceeds of over $686 million it gives us a lot of deal certainty and it actually brings us a partner in Khosla ventures that brings us much more than just capital. so we felt that we could invest. we felt we were ready to be public and the market was right for us.

>> let’s go through the business of next door which — on one level, yes it does connect a lot of people locally in their neighborhood for sure. but there has been evolution in the business which you talk with us about in the past. maybe you can explain to our audience how it works.

>>.absolutely. so why do people come to nextdoor. they come to nextdoor first and foremost to receive trusted information. in canada we have worked with folks like for example vaccine hunters most recently because everyone needs trusted information about vaccines and what’s going on in your neighbourhood around the pandemic. second they come to nextdoor to give and get help and we have seen that so much in the last year and-a-half. across the globe our daily active users grew 50% year over year as people reached out a hand to help their neighbour. and finally they come to make connections as you talked about what’s important in nextdoor it may start online but it often moves offline and that’s our superpower. of course what i talk to you about last time i was on was businesses. we recognize that a neighbourhood is more than just a neighbours it’s those local businesses that help that neighbourhood thrive. it’s the local nonprofits. and on and on. So we have opened up the platform over the last couple of years to all of those people in the neighbourhood and again part of this fundraise will allow us to really go back and invest in that platform for local businesses as well.

>> jon: it sounds like there were some learnings during covid and evolutions in the business from your vantage point are basically here to stay.

>> yes. i do think that we have seen a structural change in how consumers are working online. we know that local has never been more important but especially when we all move to work from home. and i don’t think that’s going to change dramatically. i think people are looking for this hybrid model. i think the other thing they learned was the importance of local. So we see that 70% of our neighbours want to shop local. they realize that supporting that local business is not just about commerce although that’s important but often it’s about what you want your community to be. you wanted to be that local coffee shop on the corner where they know your name. that i think is here to stay and we at nextdoor are here to help neighbours make those types of connections.

>> jon: so you have had a fascinating career, sarah. we talked about how jeff bezos transition out of a ceo job this week. he once worked on wall street. had you a successful career at goldman sachs. you had a big career at a number of technology companies, including square. and now you are leading nextdoor. what is this process making your way to the public market going to be like? you are pretty familiar with how those processes work but tell us about what is going to be happening

Ya for sure i do feel like i have gotten to admire the IPO process from many angles and so has my ceo. this will be his third time taking a company public. so we are experienced team. that is why we went towards a SPAC frankly because it allowed us to spend more time with investors we just come through the pipe process. we’re raising 270 million in that pipe. it was very oversubscribed and we were able to go to the blue chip list of investors that we know and have gotten to know over decades frankly. so folks like T Rowe price, Soroban, Dragoneer, ARK, and existing investors like Tiger and Hedosophia.

The second reason I really went after the SPAC is the price discovery and the ability to get price certainty today. So of course we’re now in a full SEC review process, it’s important if you’re going to be a public company to show that you are capable of being a public company. During that period of time we know these are the proceeds we’re going to get in the fall and this is price in which it will happen. so that allows us to start planning perhaps starting to use some of the capital on our balance sheet today because of the certainty and finally i mentioned a khosla ventures i worked with vinod at square for years. we have had a very strong working partnership. Vinod really pushes you to think a decade out, not just a quarter out or a year out. for a platform like hours that can be global. it’s important to think about those long time frames as well.

>> jon: i wonder on a personal note before i let you go. do you think about the fact that being public allows more people to learn about you as a female tech ceo of public company. we have seen a lot of great startup stories from Bumble to Stitchfix with high profile ipo led by women. are we hoping to have a day soon where we can talk about this being the normal fabric of silicon valley? because certainly there are some who would like to see faster change on that front.

>> jon i love that he question. thank you for asking it. Yes, why is it unique when we are talking about women’s ceos we’re 50% of the population. my goal is we are 50-50 and it doesn’t become a part of the storyline because it’s just taken for granted but of course you have great women entrepreneurs. that they are building companies and they are getting the access to capital which is one of the, blockers for many women. and for building companies and with that they are able to come out of the world and show these amazing companies. like a bumble that you mentioned. it’s been phenomenal. this year we have had great. but i would love it not to be unique. so if i can be a part of that and be a role model that is really important to me too. and hopefully a role model for all of the neighbours out there that are coming onto our our platform as well.

>> jon: sounds great to get your

perspective as always. thank you very much for joining us. we will be watching closely.

>> thank you, appreciate it.

>> jon: Sarah Friar, ceo of Nextdoor staying with us.

Forward-Looking Statements

This communication contains certain forward-looking statements within the meaning of the federal securities laws with respect to the proposed transaction between Nextdoor, Inc. (“Nextdoor”) and Kholsa Ventures Acquisition Co. II (“KVSB”). These forward-looking statements generally are identified by the words “believe,” “project,” “expect,” “anticipate,” “estimate,” “intend,” “strategy,” “future,” “opportunity,” “plan,” “may,” “should,” “will,” “would,” “will be,” “will continue,” “will likely result,” and similar expressions. Forward-looking statements are predictions, projections and other statements about future events that are based on current expectations and assumptions and, as a result, are subject to risks and uncertainties. Many factors could cause actual future events to differ materially from the forward-looking statements in this communication. You should carefully consider the risks and uncertainties described in the “Risk Factors” section of KVSB’s Annual Reports on Form 10-K, Quarterly Reports on Form 10-Q, the registration statement on Form S-4 and other documents filed by KVSB from time to time with the SEC. These filings identify and address other important risks and uncertainties that could cause actual events and results to differ materially from those contained in the forward-looking statements. Forward-looking statements speak only as of the date they are made. Readers are cautioned not to put undue reliance on forward-looking statements, and Nextdoor and KVSB assume no obligation and do not intend to update or revise these forward-looking statements, whether as a result of new information, future events, or otherwise. Neither Nextdoor nor KVSB gives any assurance that either Nextdoor or KVSB will achieve its expectations.

Additional Information and Where to Find It / Non-Solicitation

In connection with the proposed transaction, SPAC intends to file a proxy statement with the U.S. Securities and Exchange Commission (“SEC”). The proxy statement will be sent to the stockholders of SPAC. SPAC and Target also will file other documents regarding the proposed transaction with the SEC. Before making any voting decision, investors and security holders of SPAC are urged to read the proxy statement and all other relevant documents filed or that will be filed with the SEC in connection with the proposed transaction as they become available because they will contain important information about the proposed transaction. Investors and security holders will be able to obtain free copies of the proxy statement and all other relevant documents filed or that will be filed with the SEC by SPAC and Target through the website maintained by the SEC at www.sec.gov.

Participants in Solicitation

SPAC and Target and their respective directors and executive officers may be deemed to be participants in the solicitation of proxies from SPAC’s stockholders in connection with the proposed transaction. Information about SPAC’s directors and executive officers and their ownership of SPAC’s securities is set forth in SPAC’s filings with the SEC. To the extent that holdings of SPAC’s securities have changed since the amounts printed in SPAC’s Registration Statement on Form S-1, such changes have been or will be reflected on Statements of Change in Ownership on Form 4 filed with the SEC. A list of the names of such directors and executive officers and information regarding their interests in the business combination will be contained in the proxy statement/prospectus when available. You may obtain free copies of these documents as described in the preceding paragraph.

No Offer or Solicitation

These communications do not constitute an offer to sell or the solicitation of an offer to buy any securities, or a solicitation of any vote or approval, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offering of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act, or an exemption therefrom.